SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


Integral Systems, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

45810H107
(CUSIP Number)

12/31/05
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
	OF ABOVE PERSONS (ENTITIES ONLY)

	Brown Advisory Holdings Incorporated ("BAHI")

2. 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) [ ]
	(b) [ ]

3. 	SEC USE ONLY

4. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	BAHI is a Maryland Corporation.


		5 SOLE VOTING POWER                              10000 shares
NUMBER OF
SHARES
BENEFICIALLY	6 SHARED VOTING POWER                               0 shares
OWNED BY
EACH
REPORTING	7 SOLE DISPOSITIVE POWER                     10000 shares
PERSON WITH

	                 8 SHARED DISPOSITIVE POWER   694100 shares

9. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	704100 shares

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES [   ]

11. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.6%

12. 	TYPE OF REPORTING PERSON

                  BAHI - HC

Item 1(a). 	Name of Issuer:

Integral Systems, Inc.

Item 1(b). 	Address of Issuer's Principal Executive Offices:

5000 Philadelphia Way
Lanham, MD  20706

Item 2(a). 	Name of Person Filing:

BAHI

Item 2(b).	Address of Principal Business Office:

901 South Bond Street, Suite 400
Baltimore, Maryland 21231

Item 2(c). 	Citizenship:

BAHI is a Maryland Corporation.

Item 2(d). 	Title of Class of Securities:

Common Stock, par value $.01 per share of Integral Systems, Inc.

Item 2(e).	CUSIP Number: 45810H107

Item 3. 	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check  whether the person filing is a:

(g) [x] 	A parent holding company or control person in accordance with section
	240.13d-1(b)(1)(ii)(G)

Item 4. 	Ownership:

(a) 	Amount of Beneficially Owned:			                  704100 shares

(b) 	Percent of Class:                     				               6.6%

(c) 	Number of shares as to which such person has:
    (i)       Sole power to vote or to direct the vote:	          10000 shares

    (ii)      Shared power to vote or to direct the vote:	          0 shares

     (iii)Sole power to dispose or to direct the disposition of: 10000 shares

    (iv) Shared power to dispose or to direct the disposition of:  694100 shares

Item 5. 	Ownership of Five Percent or Less of a Class.

	Not applicable

Item 6. 	Ownership of More than Five Percent on Behalf of Another Person.

	The securities as to which this Schedule is filed by BAHI, in its capacity
	as a parent holding company, are as follows: 694,100 shares, or 6.5% of the
	total shares outstanding of Integral Systems, Inc. owned by clients of Brown
	Advisory 	Securities, LLC, a Broker-Dealer as defined in Section 15 of the Act
	and an Investment Advisor registered under section 203 of the Investment
	Advisers Act of 1940 and 10,000 shares, or 0.1% of the total shares outstanding of Integral Systems, Inc. owned by clients of Brown Investment Advisory & Trust
	Company ("BIATC"), a Bank as defined in Section 3(a)(6) of the Act.  The
	clients referenced herein have the right to receive, or the power to direct the
	receipt of, dividends from, or the proceeds from the sale of, such securities.

Item 7. 	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on by the Parent Holding Company or Control Person.

	This Schedule is being filed pursuant to Rule 13d-1(b)(1)(ii)(G). Refer to Exhibit A.

Item 8. 	Identification and Classification of Members of the Group.

	Not applicable

Item 9. 	Notice of Dissolution of Group.

	Not applicable

Item 10. 	Certification.

	By signing below I certify that to the best of my knowledge and belief, the
	securities referred to above were acquired in the ordinary course of business
	and were not acquired for the purpose of and do not have the effect of
	changing or influencing the control of the issuer of such securities and were
	not acquired in connection with or as a participant in any transaction having
	such purpose or effect.

	Signature:

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date:		As of December 31, 2005

	Signature:		Brown Advisory Holdings Incorporated

			By: /S/ Christopher P. Laia

			Title:	Secretary


	Joint Filing Agreement
	----------------------------

	Each party signing below agrees that this statement is submitted as a joint
	filing on behalf of the undersigned.

	Date:		As of December 31, 2005

	Signature:		Brown Advisory Securities, LLC

	                   	By: /S/ Patrick J. Ventura

			Title:	Principal

	Date:		As of December 31, 2005

	Signature:		Brown Investment Advisory & Trust Company

	                   	By: /S/ Patrick J. Ventura

			Title:	Principal

Exhibit A

Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary is: Brown
Advisory Securities, LLC, a Broker-Dealer as defined in Section 15 of the Act and an Investment Advisor registered under section 203 of the Investment Advisers Act of 1940 and BIATC, a Bank as defined in Section 3(a)(6) of the Act.